Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Additional Information

In connection with the proposed transfer to Marathon Oil Corporation by Ashland Inc. of its interest in Marathon Ashland Petroleum LLC and other related businesses, each of Marathon, New EXM Inc. and ATB Holdings Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 that included a preliminary proxy statement of Ashland and a prospectus of Marathon, New EXM and ATB Holdings. Investors and security holders are urged to read the preliminary proxy statement/prospectus, which is available now, and the definitive proxy statement/prospectus, when it becomes available, because it contains and will contain important information. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC and other related businesses, and the anticipated effects of the acquisition on future earnings. Some factors that could affect the acquisition and the anticipated financial effects include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003 and in subsequent Forms 10-Q and 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains excerpts from the transcript of the third quarter 2004 earnings conference call and webcast on October 26, 2004 at 2:00 p.m. (EST). Participants from Marathon Oil Corporation and Marathon Ashland Petroleum LLC included Janet F. Clark, Senior Vice President and Chief Financial Officer of Marathon, Steven B. Hinchman, Senior Vice President of Worldwide Production, Philip G. Behrman, Senior Vice President of Worldwide Exploration, Kenneth L. Matheny, Vice President of Investor Relations and Public Affairs, Gary Heminger,

President of MAP, and Garry Peiffer, Senior Vice President of Finance and Information Technology for MAP. Other conference call participants included Doug Terreson, Morgan Stanley-Analyst, Paul Ting, UBS-Analyst, Arjun Murti, Goldman Sachs-Analyst, Neil McMann, Sanford Bernstein-Analyst, George Gaspar, Robert W. Baird-Analyst, Gene Gillespie, Howard Weil-Analyst, Steve Enger, Petrie Parkman-Analyst, Doug Leggit, Smith Barney-Analyst, Mark Gillem, Benchmark Company-Analyst, Jennifer Rowland, J.P. Morgan-Analyst, Paul Sinkie, Deustche Bank-Analyst, Paul Cheng, Lehman Brothers-Analyst, and Fred Lueffer, Bear Stearns-Analyst. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Presentation
Kenneth Matheny — Vice President, Investor Relations and Public Affairs

“The acquisition of Ashland’s 38% interest in MAP continues to move forward. The transaction is subject to several previously disclosed conditions, including approval by Ashland’s shareholders, consent from public debt holders, and receipt of a favorable private letter ruling from the Internal Revenue Service with respect to the tax treatment. We have filed registration statements and proxy materials with the SEC and are responding to comments. In addition we submitted a request for private letter ruling to the IRS on the tax free status of the proposed transaction. We continued to discuss the complex tax issues related to this transaction with the IRS, we have not resolved all issues with the IRS and we’re exploring alternatives for the unresolved issues. We continue to believe that the transaction will close. With respect to the timing of closing, it is possible that the transaction will close by year end, but it is more likely that the transaction will close in the first quarter of 2005. Additionally I would remind you that we issued 34.5 million shares of Marathon common stock at the end of March to help facilitate this transaction, which diluted our earnings for the quarter, but on a perspective basis we anticipate this transaction will be accretive to earnings. For example, had we owned 100% of MAP under the terms of the agreement, our earnings per share this quarter would have increased to approximately 22 cents.”

Questions and Answers
Question: Paul Ting — UBS Analyst

“Okay. Secondarily, on your MAP comment, the closing date has been nudged back a little bit from this year into first quarter of next year. I know you’re restricted in how much you can say about MAP, but is the closing delayed beyond first quarter?”

Answer: Janet Clark, Senior Vice President and Chief Financial Officer — Marathon Oil Corporation

“Well, first, I would say that we still fully expect the transaction to close. You know, at the outset our legal counsel advised us that it would be 6 to 9 months for the tax ruling and it is probably been about 6 plus months since we filed, so we’re well within our expected range, although at this point, you know, given that we didn’t get the tax ruling at the end of 6 months we’re kind of in 7 months now, you got to expect that you push that out a little bit. So, I think at this point we wouldn’t foresee closing any later than the first quarter.”

Question: Paul Ting — UBS Analyst

“Highly confident it’s going to close before the first quarter?”

Answer: Janet Clark, Senior Vice President and Chief Financial Officer —Marathon Oil Corporation

“You know, I don’t know —”

Question: Paul Ting — UBS Analyst

“End of the first?”

Answer: Janet Clark, Senior Vice President and Chief Financial Officer —  Marathon Oil Corporation

“what you’re trying to accomplish by using the term highly confident. I can tell you this, we have every expectation that the transaction will close and it is just a matter of getting the final issues resolved with the IRS and getting clearance from the SEC.”

Question: Fred Lueffer — Bear Stearns Analyst

“If I can just ask a question on that —Ken? Yes. What are the unresolved tax issues that you mentioned in your press release, national mention in there”

ANSWER: Kenneth Matheny — Vice President, Investor Relations and Public Affairs

“I’ll tell you, Fred, you know, we’re working with the IRS to resolve these and you don’t do that by talking about them in public. That is just not the right way to handle them. Unless, you know, we’re confident they’re going to be resolved. We’re confident that we’re going to ahead and get the transaction closed.”

Question: Fred Lueffer — Bear Stearns Analyst

“Both press releases talked about alternatives around these problems and I guess my concern would be would one of these alternatives involve Marathon paying more for MAP than the agreed upon price so far.”

Answer: Kenneth Matheny — Vice President, Investor Relations and Public Affairs

“Want to go on to the next question, Fred or is that your final one?”

Question: Fred Lueffer — Bear Stearns Analyst

“Yeah, it is my question. I would like it answered.”

Answer: Kenneth Matheny — Vice President, Investor Relations and Public Affairs

“I don’t think that question is going to be answered. You’re making a supposition that is kind of a hypothetical example that we’re not going to address.”